Exhibit 99.7

VIQ Solutions Inc.

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2021

Dated March 31, 2022

5915 Airport Road, Suite 700
Mississauga, Ontario
L4V 1T1

Table of Contents

DEFINITIONS AND GLOSSARY OF TERMS	1

THIS ANNUAL INFORMATION FORM	3

cAUTIONARY NOTES	3

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	6

DESCRIPTION OF THE BUSINESS	9

RISK FACTORS	14

DIVIDENDS AND DISTRIBUTIONS	22

DESCRIPTION OF CAPITAL STRUCTURE	22

MARKET FOR SECURITIES	23

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	24

DIRECTORS and OFFICERS	24

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27

conflicts of interest	28

promotErs	29

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	29

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	29

TRANSFER AGENTS AND REGISTRARS	30

MATERIAL CONTRACTS	30

INTERESTS OF EXPERTS	30

AUDIT COMMITTEE	30

ADDITIONAL INFORMATION	32

SChedule “A” – Audit committee charter

DEFINITIONS AND GLOSSARY OF TERMS

The following is a glossary of certain general terms used in this Annual Information Form (“AIF”), including the summary hereof. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

“ASC” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“Audit Committee” has the meaning set out under the heading “Audit Committee and Corporate Governance”;

“Auscript” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“Board” means the board of directors of the Company;

“CJIS” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Common Share” means a common share in the capital of the Company;

“Company” or “VIQ” means VIQ Solutions Inc.;

“Convertible Notes” has the meaning set out under the heading “Description of Capital Structure – Convertible Notes”;

“Crown” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“EMEA” means Europe, the Middle East and Africa;

“IFRS” means International Financial Reporting Standards;

“Nasdaq” means the Nasdaq Capital Market;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“OBCA” means the Business Corporations Act (Ontario), including the regulations promulgated thereunder, as amended;

“order” ” has the meaning set out under the heading “Cease Trade Orders, Bankruptcies, Penalties or Sanctions – Cease Trade Orders”;

“OTCQX” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“Placement Agency Agreement” has the meaning set out under the heading “Material Contracts”;

“RDO” means the Company’s registered direct offering completed on September 15, 2021;

“Securities Purchase Agreement” has the meaning set out under the heading “Material Contracts”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Saas” means software as a service;

“Shareholders” means the holders of Common Shares;

“Spark & Cannon” means Spark & Cannon Australasia Pty Ltd;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“TTA” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“Unit” has the meaning set out under the heading “General Development of the Business – Three Year History”;

“United States” means the United States of America;

“Warrant” has the meaning set out under the heading “General Development of the Business – Three Year History”; and

“WordZ” has the meaning set out under the heading “General Development of the Business – Three Year History”.

THIS ANNUAL INFORMATION FORM

In this AIF, unless the context otherwise requires, the “Company” or “VIQ” refers to VIQ Solutions Inc. All financial information in this AIF is prepared in Canadian dollars and using IFRS as issued by the International Accounting Standards Board. VIQ’s financial statements are presented in United States dollars.

This AIF applies to the business activities and operations of the Company for the year ended December 31, 2021. Unless otherwise indicated, the information in this AIF is given as of March 31, 2022.

Except as otherwise indicated in this AIF, references to “Canadian dollars” or “$” are to the currency of Canada and references to “US$” are to United States dollars.

cAUTIONARY NOTES

Forward-Looking Statements

This AIF contains forward-looking statements or information that relate to the Company’s current expectations, estimates, projections and views of future events. The forward-looking statements are contained principally in the sections titled “Description of the Business” and “Risk Factors”.

In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues”, “plan”, “believe”, “aim”, “seek” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The Company has based these forward-looking statements on current expectations and projections about future events and financial trends that they believe may affect the Company’s financial condition, results of operations, business strategy and financial needs, as the case may be.

Forward-looking statements relating to the Company include, among other things, statements relating to:

•	the results of any historic or future acquisition completed by VIQ;
•	anticipated acquisitions by VIQ and expansion of VIQ’s footprint;
•	VIQ’s ability to protect its intellectual property;
•	anticipated changes to VIQ’s business model;
•	the size and growth of VIQ’s customer base;
•	the methods by which VIQ provides services to its customers;
•	anticipated acceleration of growth and demand for VIQ’s services and technologies;
•	the timing of the development and release of new products;
•	the expansion of the scope of content solutions and value-add complimentary services VIQ intends to offer to its clients;
•	VIQ’s funding requirements in order to bring new services to market;
•	the impact of newly released products on VIQ’s financial position, including the transition to a SaaS revenue model;
•	the availability of individuals with specialized knowledge and skill to VIQ;
•	the appointment of two new directors to the Board; and
•	VIQ’s intention to retain future earnings in order to finance its operations and expand its business, and to not pay dividends or make distributions in the foreseeable future.

Forward-looking statements are based on certain key assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors the Company believes are appropriate and are subject to risks and uncertainties. Such assumptions include, amongst others, those relating to the consistency of VIQ’s operating results with projections, VIQ’s ability to successfully consolidate acquired businesses with VIQ’s existing operations, VIQ’s ability to incorporate acquired technologies into its platform, VIQ’s ability to realize synergies with acquired businesses, the customers of any acquired businesses remaining customers of VIQ following the completion of an acquisition, VIQ’s ability to successfully register its intellectual property rights, VIQ’s continuing to operate in compliance with regulatory requirements, VIQ having sufficient working capital and, if necessary, being able to secure additional funding necessary for the continued operation and development of its business, VIQ’s ability to enforce outstanding confidentiality agreements, the attractiveness of SaaS offerings in the markets where VIQ operates, VIQ’s ability to successfully develop, market and monetize new products, VIQ’s ability to successfully execute its business plan, the progress of VIQ’s research and development effort, VIQ’s ability to attract and retain qualified personnel, the future levels of sales of VIQ and VIQ’s ability to adequately manage its working capital requirements. Although management believes that the assumptions are reasonable, they may prove to be incorrect. Given these risks, uncertainties and assumptions, Shareholders and prospective purchasers of the Company’s securities should not place undue reliance on these forward-looking statements. The above list of forward-looking statements is not exhaustive and whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which are summarized below.

Business risks include:

•	the impact of COVID-19 on the Company and its business;
•	the transition to SaaS revenue may cause revenue levels to decline;
•	risks related to the Company’s ability to grow its revenue;
•	variance in the Company’s operating results period to period;
•	risks related to identifying and acquiring suitable acquisition targets;
•	integration of acquired businesses into the Company’s portfolio;
•	risks related to the compatibility of the Company’s products with operating systems and computer networks;
•	risks related to potential stoppages to the Company’s operations and failures of the Company’s products;
•	risks related to cyber-threats;
•	the Company’s ability to develop new products, penetrate new markets, and expand in existing markets;
•	potential downturns in general economic and market conditions;
•	competition in the Company’s industry;
•	international operations;
•	the Company’s reliance on protecting its proprietary intellectual property;
•	the Company’s ability to protect its intellectual property and the effect of potential intellectual property claims;
•	potential product liability;
•	the potential for uninsured or uninsurable losses to arise;
•	the Company’s ability to adapt to technological developments;
•	the Company’s ability to manage growth;
•	ability to retain (or acquire) skilled personnel;
•	potential legal and regulatory proceedings against the Company; and
•	conflicts of interest between the Company and its directors and officers.

Financial and accounting risks include:

•	the potential needs for additional funds through private or public financing;
•	the availability of sufficient cash flows to the Company;
•	the Company’s ability to access capital;
•	potential inaccuracies in estimates or judgements related to critical accounting policies;
•	tax related risks;
•	fluctuations in the value of foreign currencies; and
•	risks related to internal controls.

Risks related to the Common Shares:

•	volatility in the market price for the Common Shares;
•	the Company’s intention not to pay dividends on the Common Shares;
•	risks related to general market fluctuations; and
•	the risk of future dilutive transactions.

The above risks, uncertainties, assumptions and other factors could cause the Company’s actual results, performance, achievements and experience to differ materially from the Company’s expectations, future results, performances or achievements expressed or implied by the forward-looking statements.

Further, any forward-looking statement made in this AIF relate only to events or information as of the date when the statements are made in this AIF. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, after the date when the statements are made or to reflect the occurrence of unanticipated events.

An investor should read this AIF with the understanding that the Company’s actual future results may differ materially from management’s current expectations. For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statement in this AIF, please see “Risk Factors”.

Market Data

Unless otherwise indicated, information contained in this AIF concerning the industry and markets in which the Company operates is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates.

The management estimates in this AIF are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from the Company’s internal research and are based on assumptions made by the Company based on such data and its knowledge of such industry and markets, which the Company believes to be reasonable. The Company’s internal research has not been verified by any independent source and it has not independently verified any third-party information. While the Company is not aware of any misstatement regarding any industry or market data included in this AIF, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors”.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on November 10, 2004, under the name “VIQ Solutions Inc.”. The Company was continued under the OBCA on April 14, 2017

The Company’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.

The Company is a reporting issuer in Canada in each of the provinces of Canada other than Quebec, and the Common Shares are listed on the TSX and the Nasdaq under the trading symbol “VQS”.

Intercorporate Relationships

The corporate structure of the Company and its material subsidiaries are as indicated in the following chart:.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

•	In June 2019, Net Transcripts, Inc. added an additional 13 clients and renewed 3 contracts with United States law enforcement agencies.

•	On July 9, 2019, Spark & Cannon entered into a five-year contract to provide transcription services for the Western Australia Police Force.

•	On October 1, 2019, VIQ announced the release of its cloud-based end-to-end workflow solution for the insurance industry.

•	On October 28, 2019, Spark & Cannon entered into a contract with the Queensland Department of Justice and Attorney General to provide court evidence capture and management services. The contract is for an initial six-year term plus three one-year extensions.

•	On November 27, 2019, Shareholders approved the consolidation of the Common Shares on a 20 to 1 basis.

•	On December 5, 2019, the Common Shares began trading in the United States on the OTCQX Best Market (“OTCQX”) under the symbol “VIQLF”.

•	On January 31, 2020, VIQ acquired ASC Services LLC (“ASC”) for an aggregate purchase price of $6.9 million, with $3.1 million paid in cash on closing and $3.8 million to be paid via an earn-out payable quarterly over 30 months following the completion the transaction.

•	On February 4, 2020, the Company announced that it had entered into agreements with the holders of unsecured convertible notes (each, a “Convertible Note”) in the aggregate principal amount of approximately US$6,792,934, granting the holders of such Convertible Notes the option to convert the principal and the aggregate interest payable on their Convertible Notes, from the date of issuance to the maturity date, into Common Shares at a conversion price of $2.18 per Common Share, as previously announced by the Company on December 18, 2019.

•	On February 26, 2020, the Company announced the acquisition of a leading US transcription provider, wordZXpressed, Inc. (“WordZ”) of Atlanta, Georgia, VIQ’s fifth accretive acquisition in 14 months. The purchase price paid for the WordZ acquisition was approximately $4.7 million, with approximately $1.3 million paid in cash on closing, approximately $1.2 million paid via a promissory note payable quarterly over 36 months and approximately $2.2 million to be paid via an earnout payable quarterly over 36 months.

•	VIQ was awarded CJIS ACE after completing a rigorous audit and evaluation with Diverse Computing Inc. The audit reviewed various systems, policies and procedures and concluded that VIQ demonstrated the required competencies in managing all aspects of its security policy to be awarded such a designation. The CJIS ACE Compliance Seal is awarded to agencies and companies demonstrating executive commitment and real-world working knowledge of FBI CJIS Security Policy compliance and its critical importance to law enforcement. CJIS sets security standards for law enforcement, cloud providers, local agencies and corporate networks. CJIS monitors criminal activities in local and international communities. Their databases are a centralized source of criminal justice information (“CJIS”).

•	On July 7, 2020, Shareholders approved the appointment of KPMG LLP as Auditors of the Company at the annual Shareholders meeting.

•	On November 26, 2020, the Company closed a bought deal offering of 4,705,900 Common Shares, issued a at a price of $4.25 per Common Share, for aggregate gross proceeds of $20,000,075.

•	On January 19, 2021, the Company announced the receipt of final approval from the TSX to graduate to the TSX from the TSXV. On January 21, 2021, the Common Shares began trading on the TSX under the symbol “VQS”. In conjunction with the Company’s listing on the TSX, the Common Shares were voluntarily delisted from the TSXV.

•	On January 28, 2021, the Company announced that it had been named to the 2021 OTCQX Best 50, a ranking of top performing companies traded on the OTCQX.

•	On March 18, 2021, the Company announced the launch of FirstDraft™, powered by aiAssist™, a new transcription solution allowing users to quickly convert audio files to text.

•	On June 2, 2021, the Company announced the filing of a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces of Canada, except Quebec, and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission.

•	On July 26, 2021, the Company announced that it had entered into a partnership with Law In Order, a provider of end-to-end document and digital solutions.

•	On August 9, 2021, the Company announced its intention to complete a public offering of Common Shares in the United States and Canada. On August 12, 2021, the Company announced that it had elected not to proceed with the proposed public offering as a result of market conditions and no securities of the Company were issued at the time pursuant to such proposed public offering.

•	On August 12, 2021, the Common Shares began trading on the Nasdaq under the symbol “VQS”.

•	On September 15, 2021, the Company closed its registered direct offering (“RDO”) and issued an aggregate of 4,235,294 units (each, a “Unit”) at a price of $4.25 per Unit for gross proceeds of US$18,000,000. Each Unit consists of one Common Share and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of US$5.00 per Common Share. The Warrants will be exercisable beginning on the date that is six months following the September 15, 2021, issuance date and will expire five years from the issuance date. In connection with the RDO, the Company entered into the Securities Purchase Agreement and the Placement Agency Agreement. The Securities Purchase Agreement was entered into between the Company and the purchasers of Units, pursuant to which the Company agreed to sell, and the Purchasers, severally and not jointly, agreed to purchase, the Units. The Placement Agency Agreement was entered into between the Company and A.G.P./Alliance Global Partners, pursuant to which A.G.P./Alliance Global Partners agreed to serve as the placement agent for the Company, on a “reasonable best efforts” basis, to arrange for the sale of the Units under the RDO.

•	On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of The Transcription Agency (“TTA”), a leading supplier of secured outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the six months following closing.

•	On October 21, 2021, the Company announced that its subsidiary, VIQ Media, entered into two contracts, to provide rush verbatim transcripts and global newswire distribution to top global news agencies.

•	On October 21, 2021, the Company announced a five-year renewal of its largest media client, beginning April 2022.

•	On October 26, 2021, the Company announced, NetScribe™, powered by aiAssist™, had become available in the United Kingdom and Canada.

•	On November 2, 2021, the Company announced the appointment of Vahram Sukyas as Chief Technology Officer.

•	On December 13, 2021, the Company announced the closing of the acquisition of certain assets of Auscript Australasia Pty Ltd. (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. the Company acquired Auscript for a total purchase price of approximately $7.65 million.

Subsequent Events

•	On January 4, 2022, the Company announced the appointment of Jayne Perry as Managing Director, United Kingdom and EMEA.

•	On February 1, 2022, the Company announced a strategic partnership with LegalCraft to create an integrated solution, using the Lexel platform, to optimize legal case analysis, trial preparation and real-time transcription to assist the legal professional globally.

•	On February 8, 2022, the Company announced that the United States Patent and Trademark Office granted a patent for its Parallel Processing Framework for Voice to Text Digital Media. This patent recognizes methods for extracting critical information from multi-speaker, multi-channel business interactions recorded on digital media.

•	On March 24, 2022, the Company announced effective April 1, 2022, two new members would be appointed to the Board. Joining the Board are Shing Pan, of Woodside Capital Partners and Susan Sumner, VIQ’s President and Chief Operating Officer. The appointments expand the Board to eight members, six of whom are independent.

•	On March 30, 2022, the Company entered into a fourth amendment to its credit agreement dated November 28, 2018 (the “Credit Agreement”) by and among the Company, each of its subsidiaries and Crown Capital Partner Funding, LP (“Crown”). The Company and Crown have entered into the amendment to, among other things, waive the application of certain covenants contained in the Credit Agreement with respect to the maintenance of certain financial ratios.

Significant Acquisitions

There have been no significant acquisitions completed by the Company during its most recently completed financial year for which disclosure is required under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

General Summary

VIQ delivers intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content is captured, secured, and transformed into actionable information. This combination along with segment specific Artificial Intelligence learning makes VIQ as the leader best positioned to disrupt and gain rapid market share.

VIQ’s innovative technology platform is made of four core software products using cloud, artificial intelligence, mobility, and cybersecurity cloud driven workflow for capture, manage, share, and create digital evidence and very specific documentation. The Company is driving the transformation of the highly secured, evidentiary data and transcription industry from 0% to 80% via AI human editors’ collaboration using an innovative patented technology platform.

VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Company's revenue is strategically segmented both by Geography and Industry Markets: 61% of its revenue is located in the United States, 31% in Australia and a growing 8% in the EMEA and Canada.

VIQ’s solutions serve a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:

•	21% of revenue is in criminal justice;
•	34% in legal;
•	22% in insurance; and
•	23% in media, corporate finance, government and medical.

VIQ delivers its products and services to clients through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, SaaS and managed services.

Principal Products and Services

VIQ combines artificial intelligence-driven voice and video capture technology and services to securely manage digital content in the most rigid security environments including governments, courts, insurance, law enforcement, media and conferencing. VIQ’s products and services help cybersecurity focused entities securely speed the capture, creation, and management of large volumes of information, preserve the unique value of the spoken word and video image, and deliver meaningful data that they can utilize.

VIQ offers its clients a technology services stack comprised of five core software solutions: MobileMic Pro, CapturePro™, NetScribe, FirstDraft and aiAssist that are integrated to create a seamless, end to end digital platform, as outlined further below.

VIQ spent the last three years integrating its entire product portfolio into a modern, secured, cloud-based, scalable ecosystem. Through this established commercial platform, VIQ ingests multi-media content across its markets and delivers immediate value to customers in the form of high-quality evidentiary documentation.

The effective aggregation of customer information in the platform, which may appear as a by-product, is in fact an asset that is to be monetized. The Company's first AI-driven use of this information was aimed at improving the efficiency of the verbatim transcription process by delivering a progressively better first draft. In turn, this capability enabled the delivery of First Draft, a machine-generated transcript of a multi speaker recording while feeding back into the system the quality-controlled version of the documents delivered, refining our linguistic and industry specific corpus models, and progressively enhancing the outcome of our services, in a virtuous circle.

Looking ahead, VIQ intends to utilize this content to extend the scope of solutions that it offers and to expand the value of the content it collects. To that end, VIQ's ML-driven AI engine selection process drives the platform to serve emerging needs and unlocks the additional value in the data stream. VIQ takes advantage of all available technologies to accelerate its strategy, as the system is designed intentionally to integrate both VIQ's internal intellectual property and external applications.

VIQ's vision is to create an environment where it can cultivate the relationships with its customers through a portfolio of value-added complementary services.

VIQ is transitioning its technology services offerings towards a SaaS revenue model, in which clients are charged recurring monthly fees based on several variables. Given the size, nature, and visibility of its sales pipeline, VIQ anticipates this SaaS option will continue to gain traction in the markets in which VIQ’s software is offered.

Specialized Skill and Knowledge

The Company employs individuals with a wide range of professional and technical skills and expertise in the course of pursuing and executing its business strategy. Skills and expertise crucial to VIQ’s success in the markets where it operates includes, but is not limited to, market knowledge, specialized editors and specialized engineering and AI ability. Individuals with such knowledge and abilities are employed by VIQ or have been otherwise engaged by VIQ and are readily available to meet VIQ’s needs.

Competitive Conditions

Although VIQ has many competitors in the manual documentation automatic speech recognition/artificial intelligence segment, VIQ’s offerings are performing competitively as they are focused on and tuned to multi-speaker evidence-based markets. In addition, VIQ holds patents and patent-pending status on key intellectual property rights associated with the design and workflow of its key platforms. Please see “Description of the Business – Intangible Property”.

Products in Development

VIQ dedicates significant effort on the refinement of its ongoing and future technology road map and execution against it to meet its growth commitments. VIQ has many advanced products and services under development including next versions of aiAssist, NetScribe, MobileMic and Capture Pro. VIQ develops its products through a combination of employed and contracted engineers. VIQ expects to bring these new products and services to market commercially will require capital expenditures in the range of $1 million-$2.6 million over the next six to twelve months.

Intangible Property

Protection of intellectual property is integral to VIQ’s success. As such, VIQ has and will continue to pursue patent protection, register trademarks, and protect other intellectual property through trade secrets, copyright, confidential disclosure agreements, and other mechanisms as appropriate. This includes the use of confidential disclosure agreements with all prospective vendors and partners.

In order to maximize the duration of patent protection during the commercial life a potential product and/or allow the generation of data to strengthen a potential patent, VIQ may on occasion delay patent filing, while ensuring it does not risk the product protection during this delay.

VIQ has in progress applications for several trademarks associated with its newer brand names. It also holds trademarks on key products such as NetScribe and other brand names associated with its business units. Most of these trademark applications are global being primarily in the EU, Australia, USA and Canada. VIQ also holds two patents on technology and has one patent-pending with one patent application work in progress. The intellectual property rights held by VIQ are summarized in the tables below:

No.	Trademark	Jurisdiction	Status	Expiry
1.	aiAssist	Canada	Pending	-
		United States	Pending	-
		Australia	Registered	January 22, 2030
		UK	Registered	December 6, 2029
2.	aiAssist Wordmark	Canada United States	Pending Pending	- -
3.	CapturePro	Canada	Pending	-
	Word mark	United States	Pending	-
		Australia	Registered	October 22, 2029
		UK/EU	Registered	June 12, 2030
4.	MobileMic	Canada	Pending	-
	Word mark	United States	Pending	-
		Australia	Declined	-
		UK/EU	Declined	-
5.	AccessPoint	Canada	Pending	-
	Word mark	United States	Pending	-
		Australia	Declined	-
		UK/EU	Declined	-
6.	CyberCrypt	Canada	Abandoned	-
	Word mark	United States	Abandoned	-
		Australia	Registered	December 24, 2029
		UK/EU	Registered	September 25, 2029,
7.	Audioworxs Word mark	Canada	Declined	-
		United States	Declined	-
		Australia	Declined	-
		UK/EU	Registered	September 25, 2029
8.	NetScribe Work mark
		United States	Registered	September 7, 2024
9.	Net Transcript Word mark	United States	Registered	June 24, 2024
10.	Auscript	Australia	Registered	July 24, 2031
11.	AUSCRIPT FASTER, BETTEREVIDENCE DELIVERY SINCE 1921	Australia	Registered	July 24, 2031
9.	AUSCRIPT FAST PRECISE SECURE EST 1921	Australia	Registered	September 3, 2024

No.	Patent	Jurisdiction	Expiry
1.	Evidence Based Digital Training Portfolio – A1	United States	August 18, 2037
2.	Evidence Based Digital Training Portfolio – B2	United States	August 18, 2037
3.	Parallel Processing Framework for Voice to Text Digital Media	United States	November 27, 2039
4.	Securing And Managing Offline Digital Evidence With A Smart Data Lease System Patent application filed with United States Patent and Trademark Office on April 8, 2021	United States	Pending

Cycles

VIQ’s sales cycles are largely dependent on the size and complexity of individual customers. Based on VIQ’s history and information available to date, the Company has identified that fourth quarter revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.

Economic Dependence

The Company is segmented by both geography and industry markets. VIQ’s revenues are well diversified between a number of long term and short term contracts and arrangements.. During the year ended December 31, 2021, VIQ had one customer that accounted for 11.7% of its revenues.

Changes to Contracts

VIQ does not reasonably believe any material aspect of its business will be affected in the current financial year by renegotiation or termination of contracts or subcontracts.

Employees

As of December 31, 2021, VIQ had approximately 539 employees, 4353 contractor – employees and 1,204 independent contractors.

Foreign Operations

VIQ has historically derived the majority of its revenues from outside of Canada. The United States and Australia are the largest markets and sources of revenue. The United Kingdom and other international regions have also provided revenue growth, and VIQ continues to strategically invest for revenue growth the United Kingdom and other international regions.

Lending

The Company does not have any investment policies or lending and investment restrictions with respect to its lending operations. Segmentation of Revenues

VIQ’s revenue is strategically segmented both by geography and industry. Geographically, VIQ’s revenue is derived as follows:

•	61% – United States;
•	31% – Australia; and
•	8% – Canada and EMEA (specifically the United Kingdom, Scotland, the United Arab Emirates, Qatar and Africa).

The approximate proportion of the VIQ’s revenue derived from each industry in which it clients operate is as follows:

~~•~~	21% of revenue is in criminal justice;
•	34% in legal;
•	22% in insurance; and
•	23% in media, corporate finance, government and medical

Bankruptcy and Similar Procedures

VIQ is not and has not been subject to any bankruptcy, or any receivership or similar proceedings against it or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by it or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

Reorganizations

VIQ and its subsidiaries have not been subject to any material reorganization within the three most recently completed financial years or the current financial year.

Social, Environmental and Governance Policies

VIQ has implemented a range of policies and commitments that address issues of importance to its stakeholders and are supported by various programs and initiatives. These policies and guidelines include, among others:

• Code of Business Conduct and Ethics;

• Whistleblower Policy;

• Global Privacy Policy;

• Diversity Policy;

• Social Media Policy;

• Corporate Disclosure Policy; and

•Anti-Fraud Policy.

VIQ is committed to fair dealing, honesty and integrity in all aspects of its business conduct. VIQ takes this responsibility to its employees, shareholders and other stakeholders seriously. The Code of Business Conduct and Ethics is instrumental to VIQ in the workplace and aims to demonstrate to its stakeholders and the public that VIQ commits to conduct itself ethically. Such code applies to all employees, officers, independent contractors, members of the board of directors of VIQ and its subsidiary companies. VIQ is committed to creating a culture where employees can grow, thrive and excel. This includes an even greater commitment and action plan to foster an inclusive culture that celebrates diversity and encourages innovation and collaboration. Through well-being initiatives, employee engagement opportunities, volunteerism, strong leadership, a commitment to diversity, equity and inclusion.

RISK FACTORS

Due to the nature of VIQ’s business, the legal and economic climate in which it operates and its present stage of development, VIQ is subject to significant risks. The risks presented below should not be considered to be exhaustive and may not be all of the risks that VIQ may face. Additional risks and uncertainties not presently known to VIQ or that VIQ currently considers immaterial may also impair its business and operations. If any of the following or other risks occur, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of the Common Shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. Readers should carefully consider all such risks and other information elsewhere in this AIF before making an investment in VIQ and should not rely upon forward-looking statements as a prediction of future results. Risk factors relating to VIQ include, but are not limited to, the factors set out below.

Business Risks

COVID-19

Since December 2019, the outbreak of COVID-19, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, mandatory quarantine periods and social distancing, have caused material disruption to business globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The pandemic has resulted in certain of our customers delaying project work, including the use of our services and software, which has resulted in a reduction in anticipated revenues. Although vaccines have been effective to date in reducing the prevalence of COVID-19 in the largest markets for our products and services, additional mutations of the COVID-19 virus may evade the protection offered by vaccines and prolong the adverse effects of the pandemic on the economy, the Company and our customers

Our transition to SaaS revenue model will cause our revenues to decline initially.

The Company is in the process of transitioning its software product offerings from license sales to a SaaS offering. License sales allow the Company to recognize the full amount of revenue upon the initial sale of the software to a client. But revenues from SaaS are recognized ratably over the period of time contracted with the client and their use of the software. Therefore, we expect that initial SaaS revenue will be lower compared to prior periods, but should recover over the course of the contract..

We may be unable to grow revenue and may never become profitable.

To increase our revenue and achieve and maintain profitability, we must regularly add new customers or sell additional solutions to our existing customers. Numerous factors may impede our ability to add new customers and sell additional solutions to our existing customers, including:

•	our inability to convert companies that have been referred to us by our existing network into paying customers,

•	failure to attract and effectively train new sales and marketing personnel,

•	failure to retain and motivate our current sales and marketing personnel,

•	failure to develop relationships with partners or resellers, and

•	failure to ensure the effectiveness of our marketing programs.In addition, if prospective customers do not perceive our solutions to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers to become profitable.

Further, if the resellers and integrators that we work with fail to devote sufficient resources to provide effective sales and marketing support of our products, sales to our customers would be hurt.

Fluctuations in Periodic Results

The Company’s operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred equally throughout the period. If expenses remain relatively fixed, but the Company’s revenues are less than planned in any quarter, the Company’s operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results could result in an immediate and adverse effect on the market price of the Common Shares. The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the Common Shares.

If we cannot continue to identify and acquire suitable acquisition targets, our Company will not grow as planned.

The Company’s strategy has historically involved pursuing accretive acquisitions.. The Company may not be able to identify suitable new acquisition targets that are available to purchase at a reasonable value. Even if a suitable acquisition can be identified the acquisition may not proceed if suitable terms cannot be negotiated. Even if the Company is able to complete additional acquisitions in the future, there are risks inherent in any such acquisition. When conducting due diligence on a potential acquisition, we may not identify all the risks and costs inherent in the business being acquired. If an acquisition of an identified business were to proceed in which a portion or all of the consideration consisted of cash, additional funding maybe required through public or private financings if internally generated cash resources are not sufficient, and such funding may not be available to us on acceptable terms, or at all.

If we are not able to successfully integrate acquired businesses, our financial results would suffer.

Our ability to integrate recent and future acquisitions into our business is subject to a number of risks including the following:

•	failure to integrate successfully the personnel, information systems, technology and operations of the acquired business;failure to maximize the potential financial and strategic benefits of the acquisition;failure to realize the expected synergies of the acquired business;possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel;impairment of goodwill; increased demand on human resources and operating systems, procedures and controls; and reductions in future operating results as a result of the amortization of intangible assets.

Future acquisitions are accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of that business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. If we do not manage effectively the acquisition and integration of businesses, this could lead to disruptions in the overall activities of the Company, a loss of clients and revenue, and increased expenses. If we assume contingent liabilities in connection with the acquisitions of businesses, which are unknown at the time of acquisition or turn out to be more than expected, our financial condition could be impaired

If we are unable to effectively integrate our products into clients’ workplaces and adapt to clients’ changes, our revenues and reputation will suffer.

A portion of our sales are made into applications that require our products to be interfaced with other enterprise workflows, enterprise information technology environments or software functionalities. Any significant changes to those enterprise workflows, IT environments or software programs may limit the use or functionality of or demand for our products. As our customers advance technologically, we must continue to advance, modify and adapt our products to effectively interface our products with customer technologies to remain competitive.

If our products cannot continue to effectively operate with changing mobile operating systems and computer networks, our sales will suffer.

The functionality of certain of our products depends upon the continued interoperability of these products with popular mobile operating systems to deliver a high-quality user experience. Any changes in these systems that degrade our products’ functionality or give preferential treatment to competitive offerings could adversely affect the operability and usage of our software products on mobile devices and, thereby, result in lower sales of our products.

If our products fail for any of a large number of reasons, our reputation, market share and financial results would suffer.

Our business is dependent upon providing customers with fast, efficient and reliable services. Any reduction in the performance, reliability or availability of required network infrastructure may harm our ability to distribute content to our customers, which would damage our reputation and ability to attract and retain customers. Our operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet or mobile network breakdown, earthquake and similar events. Our solutions are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems and network communications. Our failure or our customers’ failure to protect the networks against damage from any of these events could have a material adverse effect on our business.

Our operations also depend on web browsers, internet service providers and mobile networks operated by others to provide our customers’ end-users with access to websites, streaming and mobile content. Many of these providers have experienced outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our solutions. Any such outage, delay or difficulty could adversely affect our ability to effectively provide our products and services, which would harm our business.

The continuing risk of evolving and more sophisticated cyber-threats could be very costly and hurt our reputation.

Despite having implemented numerous security features, malware, viruses, hacking, phishing attacks, social engineering, and other electronic threats on businesses have become more prevalent, have occurred on our systems in the past, and are likely to occur on our systems in the future. While we continue to advance measures to safeguard our solutions and services from cybersecurity threats and vulnerabilities, cyber-attacks and other security incidents continue to evolve in sophistication and frequency and have become increasingly challenging to stop. An attack on our systems could serve as a way to obtain access into our customers’ systems, which could result in liability and reputational damage for us. Businesses have experienced material sales declines after discovering data breaches, and our business could be similarly impacted. The costs to continuously improve the security of our solutions and reduce the likelihood of a successful attack are high and are expected to continue to increase. Furthermore, some jurisdictions have enacted laws requiring companies to notify consumers of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of the data security measures of our solutions. Any negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations or litigation. Any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation, impair our ability to retain existing customers and attract new customers and expose us to legal claims and government action, each of which could have a material adverse impact on our business, results of operations and financial condition.

If we cannot timely develop new and technologically improved products, we will not be able to enter new markets or further penetrate existing markets

The industry in which the Company operates is subject to rapid technological change. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our solutions, to introduce new features and services in a timely manner, to sell into new markets and to further penetrate our existing markets. The success of any enhancement or new feature or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new feature or service If we are unable to successfully develop or acquire new features, products or services, enhance existing products or services to meet customer requirements, sell products and services into new markets or sell our product and services to additional customers in our existing markets, our revenue will not grow as expected. Moreover, we are frequently required to enhance and update our products and services as a result of changing standards and technological developments, which makes it difficult to recover the cost of development and forces us to continually qualify new features with our customers.

If we do not accurately anticipate industry changes and adapt rapidly to technological developments with cost-effective solutions, we will lose existing and potential customers.

The industry in which we operate is evolving at a rapid pace. Our ability to attract new customers and increase revenue from customers will depend in significant part on our ability to anticipate industry changes and to continue to enhance our solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue.

If we cannot compete effectively in the highly competitive business segments in which we operate, we could lose market share, or be forced to cut our prices and margins.

VIQ competes with a number of firms in various business segments that are very competitive. Competitors in courts, for example, are different from the ones we are competing against in public safety, medical, and legal sectors. Many of these companies have greater financial, technological, and personnel resources and experience than those of VIQ and , therefore, we may be at competitive disadvantages.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than VIQ can, or may devote greater resources to the development, promotion and sale of products than VIQ can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of VIQ's current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on VIQ’s business.. VIQ’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom VIQ currently has relationships, thereby limiting VIQ’s ability to promote its products and services.

To remain competitive, VIQ must continue to provide:

•	technologically advanced products and solutions that anticipate and satisfy the demands of end-users;
•	continuing advancements and innovations in VIQ's product offerings, including products with price-performance advantages or value-added features in security, reliability or other key areas of customer interest;
•	a responsive and effective sales force;
•	a dependable and efficient sales distribution network;
•	superior customer service; and
•	high levels of quality and reliability.

Competition may result in price reductions by VIQ, lower gross profit margins, increased discounts to customers and loss of market share, and could require increased spending by VIQ on research and development, sales and marketing and customer support, which would hurt our results of operations.

Our international operations expose us to additional risks that could harm our business.

We currently operate in the United States, Australia, the United Kingdom and Canada and our products and services are sold internationally. There are certain risks inherent in international operations including, but not limited to:

•	remote management,

•	unexpected changes in regulatory requirements,

•	export restrictions, tariffs and other trade barriers,

•	difficulties in staffing and managing foreign operations,

•	longer payment cycles,

•	problems in collecting accounts receivable,

•	fluctuations in currency exchange rates, and

•	potential adverse tax consequences.

If we are affected by any of these risks, our operating results and financial condition will suffer.

.If we are unable to protect our intellectual property rights, we may not be able to compete effectively in our markets.

Our success is heavily dependent on our ability to protect our intellectual property. Although we seek to protect proprietary intellectual property in part through confidentiality agreements with corporate resellers, strategic partners, employees, consultants and certain contractors, these agreements could be breached and we may not have adequate remedies. Even if these agreements are not breached, our trade secrets could otherwise become known or independently discovered by our competitors. Any such disclosures could hurt our competitive position.

Claims that we infringe the intellectual property rights of others, may prohibit or delay the use or sale of our products and services and would be very expensive to defend.

It is possible that our products or processes will infringe, or will be found to infringe, on patents not owned or controlled by us. Companies in the technology industry often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. If any relevant claims of patents owned by others are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents or would be required to obtain licenses or redesign our products and processes to avoid infringement. If such licenses are not available at all or on terms commercially reasonable to us, we may be forced to redesign our products or processes to avoid infringement, which could require significant effort and expense or be infeasible. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit product and service offerings and may be unable to compete effectively. Any of these results could harm VIQ’s brand and prevent VIQ from generating sufficient revenue or achieving profitability Litigation may be necessary to defend against claims of infringement or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

If our insurance is inadequate to cover product liability and other claims, our financial position could deteriorate.

Our business faces an inherent risk of exposure to product liability and other claims in the event that the development or use of our technology or products is alleged to have resulted in adverse effects on our customers or others. Although we currently carry product liability insurance, coverage may be insufficient and we may not be able to obtain product liability insurance in the future at acceptable cost or adequate to protect against potential product liability claims. An uninsured claim could prevent or inhibit the commercialization of products developed by us and have a material adverse effect on our financial condition.

Inability to manage our growth would hurt our operating results.

To manage growth and changes in strategy effectively, we must:

•	maintain adequate systems to meet customer demand;

•	expand sales and marketing, distribution capabilities, and administrative functions;

•	expand the skills and capabilities of our current management team;

•	attract and retain additional qualified management and employees; and

•	expand our internal operational and financial controls significantly, so that we can maintain control over operations and provide support to other functional areas as the number of personnel and size of business increases.

We expect to invest any earnings and capital to support our growth, but may incur additional unexpected costs, which could impair our ability to expand quickly enough to capitalize on potential market opportunities. Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

If we cannot attract and retain skilled personnel, our business will suffer.

The loss of any member of our management team could have a material adverse effect on our business. In addition, the inability to hire, or the increased costs of hiring, new personnel, including members of executive management, could have a material adverse effect on our business. The expansion of marketing and sales of its products will require us to find, hire and retain additional capable employees who can understand, explain, and successfully market and sell our products. There is intense competition for capable personnel in all of these areas and if we are not successful in attracting, training, integrating, motivating, and retaining new personnel, vendors, or subcontractors for these required functions, our business will not grow. New employees often require significant training and in many cases, take a significant amount of time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection with equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition, as we move into new jurisdictions, we will need to attract and recruit skilled employees in those new areas.

If we are not effective in managing conflicts of interest, our competitive position could be harmed.

If any directors or officers of VIQ become directors or officers of, or have significant shareholdings in, other companies that may participate in ventures in which VIQ may participate, such directors and officers of VIQ may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with VIQ. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of VIQ, not participate in any relevant discussions and abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of VIQ are required to act honestly, in good faith and in the best interests of VIQ. In determining whether or not VIQ will participate in a particular transaction, the directors will primarily consider the potential benefits to VIQ, the degree of risk to which VIQ may be exposed and its financial position at that time. If any such conflicts are not properly disclosed or an officer or director fails to be fully removed from all relevant discussions and consideration, VIQ’s competitive position could be harmed.

Financial and Accounting Risks

We expect to need additional financing, which may not be available on acceptable terms, or at all.

We may need to raise additional funds to bring additional products to market, enhance marketing capabilities, and pursue potential future acquisitions. Our future capital requirements will depend on many factors, including continued progress in research and development programs, competing technological and market developments, the cost of production scale-up, effective commercialization activities and arrangements and other factors, some of which are not within our control. If additional funding is not available when needed through public or private financings on acceptable terms, we may be precluded from developing or bringing to market new products, or from making acquisitions that could be of benefit to us.

Inaccurate estimates or judgments relating to critical accounting policies could result in operating results that fall below the expectations of investors, resulting in a decline in the share price of VIQ.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

The continuing uncertainty around the outbreak of COVID-19 pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

VIQ’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause VIQ’s operating results to fall below the expectations of investors, resulting in a decline in the share price of VIQ. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income taxes, income tax credits receivable, share based payments, warrants, internally generated development costs, functional currency, impairment of non-financial assets, purchase price allocation, contingent consideration, incremental borrowing rate used to discount leases, allocation of the transaction price to multiple performance obligations in contracts with customers, as well as revenue and cost recognition.

Uncertainty regarding tax laws and liabilities in multiple jurisdictions could have a negative financial impact on us.

VIQ's operations are subject to income tax and other forms of taxation in multiple jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, VIQ’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. VIQ may have exposure to greater than anticipated tax liabilities or expenses. VIQ may be subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure may be subject to review and challenge by both domestic and foreign taxation authorities and the determination of VIQ’s provision for income taxes and other tax liabilities will require significant judgment.

Foreign currency fluctuations could cause unexpected foreign exchange losses and reduce the trading price of our stock.

VIQ’s monetary assets and liabilities denominated in currencies other than the Canadian dollar will give rise to a foreign currency gain or loss reflected in its comprehensive earnings. To the extent the United States dollar or Australian dollar weakens against the Canadian dollar, VIQ may incur foreign exchange losses. Such losses would be included in VIQ’s financial results and, consequently, may have an adverse effect on the price of the Common Shares. As VIQ currently has a global client base, a significant portion of VIQ’s income is in US dollars and Great Britain pounds. The exchange rates between the Canadian dollar, the US dollar and the Great Britain pound are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both VIQ’s consolidated revenues as well as its consolidated expenses. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which VIQ and its foreign competitors sell products in the same market. VIQ currently does not engage in currency hedging through financial instruments.

Internal controls risk

Effective internal controls are necessary for VIQ to provide reliable financial reports and effectively prevent fraud. Under Canadian and United States securities law requirements, VIQ’s Chief Executive Officer and Chief Financial Officer are required to certify that they are responsible for establishing and maintaining disclosure controls and internal controls over financial reporting for the Company, that those disclosure controls and internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. VIQ maintains compliance with Canadian and United States securities law requirements by strengthening, assessing and testing the system of internal controls to provide the basis for the certification. However, the continuous process of strengthening VIQ’s internal controls and complying with Canadian and United States securities law requirements is expensive and time consuming. . Furthermore, as VIQ grows its business, the controls will become more complex and the Company could require more resources to ensure its internal controls remain effective. If the measures VIQ is taking are not adequate to ensure that it maintains adequate control over financial processes and reporting or if VIQ fails to implement required new or improved controls, or encounters difficulties in their implementation, VIQ could fail to meet its reporting obligations. If VIQ or its independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VIQ’s audited consolidated financial statements and harm its share price. In addition, future non-compliance with the Canadian and United States reporting obligations or other securities law requirements could subject VIQ to a variety of administrative sanctions, including the suspension of trading or delisting of the Common Shares, which could materially adversely affect its share price.

Risks Related to the Common Shares

Continued volatility in the market price for the Common Shares could cause investors to lose money.

We have experienced in the past and expect to continue to experience volatility and wide fluctuations in the market price of the Common Shares. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include:

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by VIQ or its competitors;
•	price and volume fluctuations in the overall stock market from time to time;
•	significant volatility in the market price and trading volume of technology companies;
•	fluctuations in the trading volume of the Common Shares or the size of VIQ’s public float;
•	actual or anticipated changes or fluctuations in VIQ’s results of operations;
•	whether VIQ’s results of operations meet or exceed the expectations of securities analysts or investors;
•	actual or anticipated changes in the expectations of investors or securities analysts;
•	litigation involving VIQ, its industry, or both;
•	regulatory developments in Canada and other countries;
•	general economic conditions and trends;
•	major catastrophic events;
•	escrow releases or sales (or expected sales) of large blocks of the Common Shares;
•	departures of key employees or members of management; or
•	an adverse impact on VIQ from any of the other risks cited herein.

We have never paid cash dividends and investors should not expect VIQ to do so in the foreseeable future.

VIQ has not declared or paid cash dividends on the Common Shares. VIQ intends to retain future earnings to finance the operation, development, and expansion of the business. VIQ does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on VIQ’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board considers relevant.

Your ownership interest could be diluted and our stock price could decline when we issue additional shares.

VIQ may issue Common Shares or securities convertible into Common Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing shareholders and cause the trading price of VIQ’s securities to decline.

DIVIDENDS AND DISTRIBUTIONS

While there are no restrictions in the Company’s articles or pursuant to any agreement or understanding that prevent the Company from paying dividends or distributions, VIQ has not declared or paid cash dividends on the Common Shares in any of the three most recently completed financial years. VIQ intends to retain future earnings to finance the operation, development and expansion of the business, and accordingly, VIQ does not anticipate paying cash dividends on Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on VIQ’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

VIQ is authorized to issue an unlimited number of Common Shares, of which 29,881,717 are issued and outstanding as at the date of this AIF. Shareholders are entitled to receive notice of, attend, and vote at any meeting of the Shareholders, and to cast one vote for each Common Share held on the applicable record date in respect of any matter put to vote at such a meeting. Shareholders are entitled to receive dividends if, as and when declared by the Board. Shareholders are entitled to share equally in the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed for trading on the TSX and the Nasdaq under the symbol “VQS”. On January 21, 2021, the Common Shares began trading on the TSX and, in conjunction, were voluntarily delisted from the TSXV. The Common Shares were listed and posted for trading on the Nasdaq on July 30, 2021. Information concerning the trading prices and aggregate volume of the Common Shares on the TSXV, TSX and Nasdaq during each month of the Company’s most recently completed financial year are set out below:

TSXV
Period	High ($)	Low ($)	Aggregate Volume
December 2021	N/A
November 2021	N/A
October 2021	N/A
September 2021	N/A
August 2021	N/A
July 2021	N/A
June 2021	N/A
May 2021	N/A
April 2021	N/A
March 2021	N/A
February 2021	N/A
January 21 to 31, 2021	N/A
January 1 to 20, 2021	8.24	5.42	586,239

TSX
Period	High ($)	Low ($)	Aggregate Volume
December 2021	3.33	2.46	723,258
November 2021	3.41	2.75	1,407,538
October 2021	4.06	2.95	1,128,884
September 2021	6.25	3.36	2,682,689
August 2021	8.10	5.42	1,769,410
July 2021	9.05	7.86	552,733
June 2021	9.10	8.50	744,515
May 2021	9.79	8.00	2,163,794
April 2021	7.70	6.37	442,406
March 2021	7.01	6.02	967,647
February 2021	7.10	5.99	1,019,048
January 21 to 31, 2021	8.24	5.95	212,738

Nasdaq
Period	High ($)	Low ($)	Aggregate Volume
December 2021	USD 2.72	USD 1.90	944,900
November 2021	USD 2.74	USD 2.18	2,073,300
October 2021	USD 3.18	USD 2.37	2,645,600
September 2021	USD 5.01	USD 2.63	5,194,800
August 2021	USD 6.57	USD 4.18	3,884,800
July 2021	USD 7.43	USD 6.27	554,600
June 2021	N/A
May 2021	N/A
April 2021	N/A
March 2021	N/A
February 2021	N/A
January 2021	N/A

Prior Sales

During the financial year ended December 31, 2021, the Company issued the following securities not listed or quoted on any stock exchange or other marketplace:

Date of Issue	Class of Security	Number of Securities Issued	Issue/Exercise price per Security
September 15, 2021	Warrants(1)	2,117,647	$5.00

Notes:

(1)            Issued pursuant to the RDO.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

There were no securities of the Company held, to VIQ’s knowledge, in escrow or that were subject to a contractual restriction on transfer during VIQ’s most recently completed financial year.

DIRECTORS and OFFICERS

The table below lists the following information about the Company’s directors and officers: their names, province or state and country of residence, position(s) held with the Company, period of directorship with the Company and principal occupation. In addition, as noted above, effective April 1, 2022, Shing Pan and Susan Sumner will be joining the Board.

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupations during the Last Five Years	Period as a Director of the Company
Larry Taylor(2)(3) Ontario, Canada	Director	Mr. Taylor has been CEO Group Leader of CEO Global Network since 2011 and President of Taylor Made Solutions since 2009 Mr. Taylor is Board Chair for the Green Energy Cooperative of Ontario and Board Chair for Spark Power Group Inc. (TSX: SPG). Mr. Taylor is a Chartered Professional Accountant and a Certified Management Consultant. Mr. Taylor has previously held key senior executive positions with several companies including National Money Mart, Travelex Americas and Cap Gemini Ernst & Young Canada Inc. Mr. Taylor has experience working with private equity firms to identify, acquire and combine companies to create shareholder value.	June 2014 to present
Sebastien Paré(3) Ontario, Canada	Director, President and Chief Executive Officer	Mr. Paré has been the Chief Executive Officer of the Company since January 2015 and has served as the President of the Company since August 2014. Prior thereto, Mr. Paré served as President of CSDC Systems Inc. since May of 2004. Mr. Paré is a leading digital transformation expert driving VIQ to deliver intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content in highly secured and regulated agencies is captured, secured, and repurposed into actionable information. He has worked in North America, the Middle East, and West Africa. Prior to his position at the Company, he was President and Chief Operating Officer of an enterprise technology platform company dedicated to public sector digital services. Mr. Paré received a Bachelor of Science from the University of Quebec at Montreal and a Master of Science from the University of British Columbia.	February 2015 to present
Harvey Gordon(1)(2)(3) Ontario, Canada	Director	Mr. Gordon is the Managing Director of Channel Solutions Inc., where he provides CEO mentoring and strategic development guidance to growth-oriented technology companies. Mr. Gordon has extensive software, professional services and technology leadership experience as the CEO of international, US and Canadian companies, both public and private. He has held key senior executive positions during high growth phases of industry leading software and service firms, including Algorithmics Inc., Changepoint Corporation, Infonet Services Corporation and Magic Lantern Group. Mr. Gordon holds a Master of Science degree in Computer Science from the University of Toronto and a Bachelor of Applied Science in Engineering Science.	June 2014 to present

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupations during the Last Five Years	Period as a Director of the Company
Mike Kessel(1) Ontario, Canada	Director	Mr. Kessel is the President and CEO of Cleveland Clinic Canada and is responsible for the growth, strategic partnerships and enterprise value creation. He implemented a unique public/private hybrid strategy that led to formal partnerships with Sick Kids, Sunnybrook and Mt. Sinai Hospitals and the Heart and Stroke Foundation. He also led partnership efforts with the Ontario Ministry of Health resulting in important firsts in country and cross border patient care. Mr. Kessel earned an MBA from Kellogg Business School at Northwestern University in Chicago and a Bachelor of Science from The Ohio State University. He is also a Chartered Professional Accountant.	September 2017 to present
Joseph Quarin(1) Ontario, Canada	Director	Mr. Quarin Is an experienced corporate executive and director. He played an integral role in Progressive Waste Solutions’ growth to US$2 billion, and was Chief Executive Officer and a Director from January 2012 until the reverse-merger with Waste Connections in 2016. He is currently the President and Chief Executive Officer of Q5 Capital Inc., a private investment company and strategic management advisor. He currently serves as a Board member of Spark Power Group Inc. (TSX:SPG), Edo Revenue Royalty GP and EJ Trademark GP, Eagle River Capital, LLC, GRT Holdings Ltd, and The Fertility Partners. He is also a Director of the Humber River Hospital Board. Mr. Quarin holds a Master of Business Administration (with Distinction) from the Ivey Business School at Western University, a Bachelor of Commerce (Honours) from the Smith School of Business at Queen’s University, and is a CPA, CA. Mr. Quarin was named one of Canada’s Top 40 Under 40TM in 2004.	November 2016 to present
Bradley Wells(2)(3) Ontario, Canada	Director	Mr. Wells has been President and CEO of Momentum Group Ltd. since he founded it in 2004. He served as CEO of Sym-Tech Dealer Services for the past 25 years until the company was successfully sold in 2019. Mr. Wells currently runs operating companies in Canada, the United States and Central America.	November 2019 to present
Susan Sumner Florida, USA	President and Chief Operating Officer	Ms. Sumner has been Chief Operating Officer since July 2018. Ms. Sumner has held executive leadership, consulting and operations management roles in Fortune 500 companies for the past 30 years. Ms. Sumner has deep insight and experience in building world-class operational infrastructure for IT companies. Ms. Sumner has successfully combined several middle-market operating companies in the medical transcription space generating a successful exit for capital providers. Ms. Sumner oversaw the acquisition and integration of multiple transcription and IT businesses at Nuance Corporation.	N/A

Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupations during the Last Five Years	Period as a Director of the Company
Alexie Edwards Ontario, Canada	Chief Financial Officer	Mr. Edwards has been Chief Financial Officer of VIQ since May 1, 2019. Mr. Edwards has 20+ years’ experience in finance and accounting spanning various industries, namely Real Estate and Software. Mr. Edwards is a proven finance leader who has built and shaped first-class finance teams, led the integration of numerous acquisitions in various jurisdictions, and overseen implementation of incredibly challenging accounting changes. Mr. Edwards previously served as Vice President of Finance for Jonas Software (Subsidiary of Constellation Software), an international provider of market-leading software. Mr. Edwards holds a Post Graduate Diploma from the University of Manchester and is a Chartered Professional Accountant and Chartered Accountant.	N/A
Vahram Sukyas California, USA	Chief Technology Officer	Mr. Sukyas is a 20+ year veteran of the technology industry with a diverse background in engineering and scaling B2B/B2C/B2E digital products and platforms, cloud technologies and cloud native architectures, cybersecurity, infrastructure, and technology operations. Prior to joining VIQ, Vahram was the SVP of Application & Network Technologies at Warner Bros., where he had responsibility for a portfolio of B2C/B2B applications, global network and infrastructure, cloud engineering and architecture, and employee productivity tools. Prior to that, Vahram was a technology executive at Technicolor’s M-GO division, where he played an instrumental role in launching and scaling the M-GO platform to millions of devices across multiple platforms	N/A

Notes:

(1)	Member of the Audit Committee. Joseph Quarin is the Chair of the Audit Committee.
(2)	Member of the Compensation Committee. Larry Taylor is the Chair of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee and is the Chair of the Nominating and Corporate Governance Committee.

Term of Directors

Each of the directors of the Company is elected to hold office until the end of the next annual meeting of Shareholders.

Aggregate Ownership of Securities

As a group, the directors and executive officers of the Company beneficially own, or control or direct, directly or indirectly, approximately 6,622,433 Common Shares, representing approximately 22% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

No director or executive officer of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order than denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy & Insolvency

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

conflicts of interest

The Company’s directors and officers may serve as directors or officers, or may be associated with, other reporting companies, or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the OBCA dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting on the matter unless otherwise permitted by the OBCA. In accordance with the laws of the Province of Ontario, the directors and officers of the Company are required to act honestly, in good faith, and the best interest of the Company.

To the best of the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company or a subsidiary of the Company and the Company’s directors and officers or the directors and officers of a subsidiary of the Company as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

promotErs

A “Promoter” is defined in the Securities Act (Ontario) as a “(a)  a person or company who, acting alone or in conjunction with one or more other persons, companies or a combination thereof, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of an issuer; or (b) a person or company who, in connection with the founding, organizing or substantial reorganizing of the business of an issuer, directly or indirectly, receives in consideration of services or property, or both services and property, 10 per cent or more of any class of securities of the issuer or 10 per cent or more of the proceeds from the sale of any class of securities of a particular issue, but a person or company who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this definition if such person or company does not otherwise take part in founding, organizing, or substantially reorganizing the business.”

No person or company has been, within the two most recently completed financial years or during the current financial year, a promoter of the Company or of a subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In the ordinary course of business, VIQ may be subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labour lawsuits and other matters. VIQ will accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

The Company’s management is not aware of any current or contemplated legal proceedings material to the Company to which it is a party or of which any of its property is the subject matter.

Regulatory Actions

During the financial year ended December 31, 2021, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any director or executive officer of VIQ, of any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding voting securities of VIQ, or any associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect VIQ.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company located at 100 Adelaide Street W, Suite 301, Toronto, Ontario M5H 4H1, and in United States is Continental Stock Transfer & Trust located at 1 State Street, 30th Floor, New York, NY 10004.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts: (a) entered into during the 12-month period ended December 31, 2021 which are material; or (b) entered into before the 12-month period ended December 31, 2021, but are still in effect, and which are required to be filed with the Canadian securities regulatory authorities are the following:

(a)	securities purchase agreement dated as of September 13, 2021 between VIQ and each purchaser under the RDO (the “Securities Purchase Agreement”); and

(b)	placement agency agreement dated September 13, 2021 between VIQ and A.G.P./Alliance Global Partners (the “Placement Agency Agreement”).

The Securities Purchase Agreement and the Placement Agency Agreement were filed on SEDAR on September 14, 2021. For a summary of these two agreements, see “General Development of the Business – Three Year History”.

INTERESTS OF EXPERTS

The Company’s auditor is KPMG LLP and is located at Vaughan Metropolitan Centre, 100 New Park Place, Suite 1400, Vaughan, Ontario L4K 0J3. Such auditor is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also has confirmed that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

To the Company’s knowledge, neither KPMG LLP nor the designated professionals of KPMG LLP hold any registered or beneficial interest, direct or indirect, in any securities or other property of the Company.

AUDIT COMMITTEE

The following information regarding the audit committee of the Board (the “Audit Committee”) is required to be disclosed pursuant to NI 52-110.

Audit Committee Mandate and Terms of Reference

The Audit Committee is a committee established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the consolidated financial statements. The charter of the Audit Committee is attached hereto as Schedule “A”.

Composition of the Audit Committee

•	The members of the Audit Committee, being Messrs. Quarin (Chair), Gordon and Kessel, are independent and “financially literate” in accordance with NI 52-110, independent under Nasdaq listing rules, and “audit committee financial experts” in accordance with United States Securities and Exchange Commission rules. In addition, the members of the Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, as follows: Mr. Quarin is a successful public company Chief Executive Officer (TSX and NYSE), corporate executive and director. He was the Chief Executive Officer and Director of Progressive Waste Solutions Ltd., a North American non-hazardous solid waste management company from January 2012 until the reverse-merger with Waste Connections Inc. in 2016. Joe joined Progressive’s inaugural leadership team in July 2000 and played an integral role in its growth and success from US$100 million to US$2 billion in revenue. Joe is currently the President and Chief Executive Officer of Q5 Capital Inc., a private investment company and strategic management advisor focused on leadership, growth and operating initiatives that drive value creation. Joe currently serves as a Board member of Spark Power Group Inc. (TSX: SPG), Edo Revenue Royalty GP and EJ Trademark GP, and Eagle River Capital, LLC. Joe holds a Master of Business Administration (with Distinction) from the Ivey Business School at Western University, a Bachelor of Commerce (Honours) from the Smith School of Business at Queen’s University, and is a Chartered Professional Accountant and Chartered Accountant.

•	Mr. Gordon is the Managing Director of Channel Solutions Inc., where he provides CEO mentoring and strategic development guidance to growth-oriented technology companies. Mr. Gordon has extensive software, professional services and technology leadership experience as the CEO of international, US and Canadian companies, both public and private. He has held key senior executive positions during high growth phases of industry leading software and service firms, including Algorithmics Inc., Changepoint Corporation, Infonet Services Corporation and Magic Lantern Group. Mr. Gordon holds a Master of Science degree in Computer Science from the University of Toronto and a Bachelor of Applied Science in Engineering Science.

•	Mr. Kessel is the President and CEO of Cleveland Clinic Canada and is responsible for the growth, strategic partnerships and enterprise value creation. He implemented a unique public/private hybrid strategy that led to formal partnerships with Sick Kids, Sunnybrook and Mt. Sinai Hospitals and the Heart and Stroke Foundation. He also led partnership efforts with the Ontario Ministry of Health resulting in important firsts in country and cross border patient care. Mr. Kessel earned an MBA from Kellogg Business School at Northwestern University in Chicago and a Bachelor of Science from The Ohio State University. He is also a Chartered Professional Accountant.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

External Auditor Service Fees

The following table summarizes fees paid to the Company’s independent auditors, KPMG LLP, for the years ended December 31, 2021 and December 31, 2020:

Type of Service Provided	2021	2020
Audit fees(1)	$1,227,321	$252,691
Audit-related fees(2)	$80,250	-
Tax fees(3)	$104,271	$22,973
Total	$1,411,842	$275,664

Notes:

(1)	“Audit fees” include the aggregate fees billed by the Company’s external auditor for professional services rendered by the external auditor for the audit of the Company’s financial statements, reviews of interim financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” include the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit of the Company’s financial statements and are not reported under “Audit Fees”.

(3)	“Tax fees” include the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning and include corporate tax returns and preparation of SR&ED returns.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in the Company’s management information circular. Additional financial information relating to the Company is contained in the Company’s comparative financial statements and associated management’s discussion and analysis for its most recently completed fiscal year ended December 31, 2021.

All of these documents as well as additional information relating to the Company are available on SEDAR at www.sedar.com. Additional information regarding the Company is also available on EDGAR at www.sec.gov/edgar.

SCHEDULE “A”
VIQ SOLUTIONS INC.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

ESTABLISHMENT OF THE AUDIT COMMITTEE

The board of directors (the "Board") of VIQ Solutions Inc. (the "Corporation") has established a committee of the Board to be called the Audit Committee (the "Committee").

PURPOSE AND AUTHORITY

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities by:

•	reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;

•	being directly responsible for the appointment, compensation, retention and oversight of the work of the Corporation’s independent auditor (including resolution of disagreements between management and the auditor regarding financial reporting) and providing an open avenue of communication among the independent auditor, financial and senior management and the Board;

•	serving as an independent and objective party to monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices at all levels;

•	overseeing the Corporation’s internal audit function; and

•	overseeing related party transactions.

•	The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter. The Committee has the authority to:

○	engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties;

○	set and pay the compensation for any advisors employed by the Committee with the funding therefor to be paid by the Corporation;

○	communicate directly with the external auditors; and

○	delegate to individual members or subcommittees of the Committee.

COMPOSITION AND MEETINGS

1.	The Committee shall be comprised of three or more directors as determined by the Board. Every Committee member must be “independent” and “financially literate” as such terms are defined in applicable securities legislation and exchange listing standards. For purposes of this Charter, a Committee member is “independent” if the member has no direct or indirect material relationship with the Corporation, including a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. In addition, a Committee member may not, other than in his capacity as a member of the Committee or the Board, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof; or (ii) be an affiliated person of the Corporation or any subsidiary thereof. A Committee member is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

2.	The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.	The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within fourty-five (45) days following the end of the first three financial quarters to review, discuss and recommend for approval by the Board the unaudited financial results for the preceding quarter and the related Management’s Discussion & Analysis (“MD&A”) and shall meet within ninety (90) days following the end of the fiscal year end to review, discuss and recommend for approval by the Board the audited financial results for the year and related MD&A.

4.	The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and independent auditors of the Corporation.

5.	As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair may meet with the independent auditor and management quarterly to review the Corporation’s financial statements.

6.	Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.

7.	Meetings of the Committee shall be held from time to time and at such place as the Committee or the Chair of the Committee shall determine upon 48 hours notice to each of the members. The notice period may be waived by a quorum of the Committee. Each of the Chair of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request.

8.	If requested by a member of the Committee, the independent auditor shall attend meetings of the Committee as required during the term of office of the independent auditor.

9.	The Committee shall appoint a Secretary to the Committee who need not be a director or officer of the Corporation. Minutes of meetings of the Committee shall be recorded and maintained by the Secretary to the Committee and shall be subsequently presented to the Committee for review and approval.

10.	The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board. The Committee shall circulate to the Board copies of the minutes of each meeting held.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Corporation's annual report and more fully in the Corporation's Management Information Circular the Committee's composition and responsibilities and how they were discharged.

4.	Submit the minutes of all meetings of the Committee to the Board.

Documents/Reports Review

5.	Review the Corporation’s annual and interim financial statements, annual and interim MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.

6.	Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the preceding section and must periodically assess the adequacy of those procedures.

7.	Review any other reports or financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor.

8.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Committee.

9.	Review with financial management and the independent auditor any filings with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Auditor

10.	Be responsible for the appointment compensation, retention and oversight of the work of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, considering independence and effectiveness of the independent auditor. The independent auditor is required to report directly to the Committee.

11.	Resolution of disagreements between management and the independent auditor regarding financial reporting.

12.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

13.	Review and discuss, on an annual basis, from the independent auditor a formal written statement delineating all relationships the independent auditor has with the Corporation and actively engage in dialogue with the auditor about any disclosed relationships or services that may impact the objectivity and independence of the auditor and take appropriate action to oversee their independence.

14.	Review and pre-approve requests for any service engagement, including any permitted non-audit services, to be performed by the independent auditor for the Corporation or its subsidiaries that is beyond the scope of the pre-approved audit engagement letter and related fees.

15.	Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

16.	Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

17.	Arrange for the independent auditor to be available to the Committee and the full Board as needed and meet regularly in camera with the independent auditor.

18.	Review the proposed audit scope, focus areas, timing and key decisions (e.g., materiality, reliance on internal audit) underlying the audit plan and the appropriateness and reasonableness of the proposed audit fees.

19.	Receive and review an annual report from the external auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditors’ final report.

Financial Reporting Processes

20.	In consultation with the independent auditor, review the integrity of the Corporation’s financial reporting processes, both internal and external.

21.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

22.	Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

23.	Establish regular and separate systems of reporting to the Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.	Following completion of the annual audit, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit.

26.	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

28.	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.	Review activities, organizational structure, and qualifications of the Chief Financial Officer and the staff in the financial reporting area and see ensure that matters related to succession planning within the Corporation are raised for consideration with the full Board.

Internal Audit

30.	Oversee the Corporation’s internal audit function.

31.	Oversee the internal audit budget and staffing.

Ethical and Legal Compliance

32.	If deemed necessary, establish and review related party transaction policies and review and approve related-party transactions entered into by the Corporation.

33.	Review management’s monitoring of the Corporation’s system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

34.	Review, with the Corporation’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation’s financial statements.

35.	Review regular reports from management and others concerning the Corporation’s compliance with financial related laws and regulations, such as: Review and update periodically a Code of Business Conduct and Ethics and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code and to review the results of confirmations and violations of such Code.

Review management's monitoring of the Corporation's system in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

Review, with the Corporation's counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation's financial statements.

Review regular reports from management and others concerning the Corporation's compliance with financial related laws and regulations, such as:

•	tax and financial reporting laws and regulations;

•	legal withholdings requirements;

•	other matters for which directors face liability exposure.

Risk Management

36.	Review management's program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

Submission Systems and Treatment of Complaints

37.	Establish procedures for: the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Hiring Policy

38.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor of the Corporation.

General

39.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

40.	Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

41.	Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are in accordance with generally accepted accounting principles as these are the responsibility of management and the independent auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulation. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation's financial statements are in accordance with generally accepted accounting principles as these are the responsibility of management and the independent auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Corporation's compliance with applicable laws or regulation.

FUNDING

The Corporation must provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of:

1. Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

2. Compensation to any advisors employed by the Committee under Section II of this Charter; and

3. Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.